Pricing Supplement No.  256      Dated  1/30/96                Rule 424(b)(3)
(To Prospectus dated October 12, 1994)                     File No. 33-54929
                                 This Pricing Supplement consists of 3 pages
SALOMON INC

Notes, Series G
Due More Than Nine Months from Date of Issue
Fixed Rate

Principal Amount:     $8,000,000.00

Issue Price:     70.89%

Original Issue Date:     2/13/96

Stated Maturity:     2/13/08

Interest Rate:     See attached

Interest Payment Dates:

   | |  Monthly
   | |  Quarterly
   |X| Semi-annually, on 13th day of February and August. 1st coupon pays on 8/13/2001. The amount of interest payable on each interest payment date will be computed on the basis of a 360 day year consisting of twelve 30 day months.

Amortizing Note:         | |  Yes       |X|  No

     Amortization Schedule:

Optional Redemption:   |X|  Yes   | |  No
   Optional Redemption Dates: On coupon payment dates commencing 2/13/2001 upon
                              30 calendar days notification (see attached)
   Redemption Prices:  100.00%
   Redemption: | | In whole only and not in part |X| May be in whole or in part

Discount Note:         |X|  Yes   | |  No
   Total Amount of OID:  $2,328,800.00
   Yield to Maturity:    7.524%


Survivor's Option:        |X|  Yes       | |  No


                                                Per Note           Total
                                                --------           -----

Proceeds to Salomon Inc:                       70.89%        $5,671,200.00


CUSIP: 79549GZL3

Pricing Supplement No. 256

Pricing Supplement dated January 30, 1996
(to Prospectus dated October 12, 1994)

        DESCRIPTION OF THE NOTES

        General

        The description in this Pricing Supplement of the particular terms of the Registered Notes offered hereby (the "Notes") supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Registered Notes set forth in the accompanying Prospectus, to which descriptions reference is hereby made.

        Interest Rate

        The Notes to which this Pricing Supplement relates bear interest at a rate that varies in accordance with the following schedule (unless earlier redeemed at the option of the Company, as provided below and on the front of this Pricing Supplement):

        0.000%, (no interest) from February 13, 1996 to but not including
                 February 13, 2001;
        8.000%, from February 13, 2001 to but not including February 13, 2008.

        The Notes may be redeemed on any Interest Payment Date on or after February 13, 2001. Accordingly, there is no assurance that the Notes will ever bear interest at a rate of 8.000%.

        Redemption

        The Notes will be redeemable at the option of the Company, in whole or in any part thereof, at par (such redemption an "Optional Redemption"), on any Interest Payment Date occurring on or after February 13, 2001 (such date an "Optional Redemption Date"). The Company may exercise its right of Optional Redemption by notifying the Trustee of its exercise of such option at least
30 calendar days prior to the Optional Redemption Date. At least 30 calendar days but not more than 60 calendar days prior to such Optional Redemption Date, the Trustee shall mail notice of such redemption, first class, postage prepaid, to the Depositary's nominee, as sole Holder of the Notes under the Indenture. The Depositary will distribute any such notice to the owners of beneficial interests in the Notes in accordance with its regular practice.

        Plan of Distribution

        The Company intends to sell the Notes at a price equal to principal amount thereof to the Underwriter for its own account or for resale to one or more purchasers, including dealers, at varying prices related to prevailing market prices at the time of resale, as determined by the Underwriter. Notes sold by the Underwriter to a dealer may be resold at varying prices related to prevailing market prices at the time of resale.

                            TAXATION

     The following summary supplements, and to the extent inconsistent therewith replaces, the discussion of United States taxation set forth in the accompanying Prospectus Supplement under the heading "United States Tax Considerations," to which discussion reference is hereby made.

     The Notes will be issued with original issue discount
("OID") for U.S. federal income tax purposes. For purposes of calculating the amount and accrual of OID on the Notes, it is assumed that the Company will exercise its right to redeem the Notes on February 13, 2001, at par. Accordingly, the Notes will be considered for U.S. federal income tax purposes to have OID equal to the difference between their redemption price (i.e., their par amount) and their issue price (as defined in the Prospectus Supplement) and a holder of Notes will be required to include in income for U.S. federal income tax purposes this amount of OID as it accrues, from the date of issue of the Notes to the early redemption date (as if the Notes matured on February 13, 2001), in accordance with a constant yield method based on a compounding of interest, before the receipt of cash payments attributable to such income, regardless of the holder's regular method of accounting for U.S. federal income tax purposes.

     In the event that the Company does not exercise its right to redeem all of the Notes on February 13, 2001, any Note that remains outstanding will be treated solely for purposes of applying the OID rules (and not for purposes of recognizing gain or loss), as if it was reissued on February 13, 2001, at par. Any such Note will be treated as issued without OID and all payments of stated interest on such Note to a holder will be taxable as ordinary interest income, as it accrues or is paid, in accordance with such holder's method of accounting for U.S. federal income tax purposes.